LOCK-UP/LEAK-OUT AGREEMENT

THIS LOCK-UP/LEAK-OUT AGREEMENT (this "*Agreement*") is made and entered into as of February 19, 2025 between (i) Heidmar Maritime Holdings Corp., a company organized and existing under the laws of Marshall Islands ("*Holdings*"), and (ii) the undersigned (the "*Holder*"). Holdings and the Holder are sometimes referred to herein individually as a "*Party*" and, collectively, as the "*Parties*". Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, MGO Global, Inc., a Delaware corporation ("*MGO*"), Holdings, HMR Merger Sub Inc., a Delaware corporation ("*Merger Sub*") and Heidmar Inc., a company organized and existing under the laws of Marshall Islands ("*Heidmar*"), among others, entered into a business combination agreement, dated June 18, 2024, as amended on December 17, 2024 and January 31, 2025 (the "*Business Combination Agreement*"), pursuant to which the parties thereto shall consummate a series of transactions, including (a) the merger of Merger Sub with and into MGO, with MGO surviving the merger as a wholly owned subsidiary of Holdings, (b) the acquisition by Holdings of all of the outstanding equity interests of Heidmar, and (c) the issuance, as consideration for the merger in (a) and the acquisition in (b) of common shares, $0.01 par value, of Holdings ("*Holdings Common Shares*") to the shareholders of MGO and Heidmar, including the Holder.

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Holder thereunder, Holdings and the Holder desire to enter into this Agreement, pursuant to which the Holder will agree to subject the Holdings Common Shares that the Holder will receive pursuant to the Business Combination Agreement, including any Earnout Shares (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the "*Restricted Securities*"), to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows.

1.   Lock-Up Provisions.

(a) Subject to Section 1(b) and the other terms of this Agreement, Holder agrees that it shall not effectuate a Transfer of the Restricted Securities that are held by the Holder during the period commencing on the Closing Date and ending on the earlier of (i) 120 days after the Closing Date, or (ii) the date on which Holdings completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of Holdings' stockholders having the right to exchange their Holdings Common Shares for cash, securities or other property (in each case, the "*Lock-Up Period*").

(b) Notwithstanding the provisions set forth in Section 1(a), Transfers of the Restricted Securities that are held by the Holder (and that have complied with this Section 1(b)) are permitted:

　　　　(i)　　　to Holdings, Holdings' officers or directors or any Affiliates or immediate family members of any of Holdings' officers or directors;

　　　　(ii)　　　in the case of a Holder that is not an individual, to the shareholders, limited partners or members of the Holder;

(iii)   in the case of a Holder that is not an individual, by virtue of the laws of the Holder's jurisdiction of incorporation or organization, the Holder's organizational documents or the rights attaching to the equity interests in the Holder upon dissolution of the Holder;

(iv)   in the case of a Holder that is an individual, by gift to a member of the Holder's immediate family or to a trust, the beneficiary (or beneficiaries) of which is one or more member of the Holder's immediate family, an Affiliate of such person or to a charitable organization;

(v)   in the case of a Holder that is an individual, by virtue of the laws of descent and distribution upon death of that individual;

(vi)   in the case of a Holder that is an individual, pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vii)   in connection with the exercise of any options, warrants or other convertible securities to purchase Holdings Common Shares (whether on a cashless basis or on another basis) to the extent that any Holdings Common Shares issued upon such exercise are Restricted Securities subject to the provisions of this Agreement;

(viii)   to satisfy tax withholding obligations in connection with the Holder's equity incentive plans or arrangements;

(ix)   in connection with any bona fide mortgage, pledge or encumbrance to a financial institution, as collateral or security in connection with any *bona fide* loan or debt transaction or enforcement thereunder, including foreclosure thereof (*provided*, that neither the Holder nor the transferee shall be required to disclose such arrangement in a public filing with the SEC during the Lock-Up Period);

(x)   by a Holder to any entity including any fund, partnership, company or investment trust to whom the Holder Transfers interests in one or more of its portfolio of investments, or any successor entity following a restructuring transaction of that Holder; and

(xi)   in connection with a Transfer pursuant to a *bona fide* third party tender offer, merger, consolidation, liquidation, share exchange or other similar transaction made to all holders of Holdings Common Shares involving a change of control of Holdings or which results in all of the holders of Holdings Common Shares having the right to exchange their Holdings Common Shares for cash, securities or other property subsequent to the consummation of such transaction;

provided, that in each of clauses (i) through (xi), the transferee must enter into a written agreement in substantially the same form of this Agreement, agreeing to be bound by the terms of this Agreement (unless the transferee is Holdings). If Holdings declares a dividend payable on the Holder's Restricted Securities in Holdings Common Shares, those shares received as dividends will also be Restricted Securities subject to the provisions of this Agreement. The undersigned also agrees and consents to the entry of stop transfer instructions with Holding's transfer agent and registrar against the transfer of Restricted Shares held by the undersigned and the undersigned's Family Members, if any, except in compliance with the foregoing restrictions.

(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void *ab initio*, and Holdings shall refuse to recognize any such transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Holdings may impose stop-transfer instructions with respect to the Restricted Securities of the Holder (and any permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, each certificate evidencing any Restricted Securities (if any are issued) may be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends.

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP/LEAK-OUT AGREEMENT, DATED FEBRUARY 19, 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE "*ISSUER*") AND THE ISSUER'S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

(e) For the avoidance of any doubt, the Holder shall retain all of its rights as a shareholder of Holdings with respect to the Restricted Securities during the Lock-Up Period, including the right to receive dividends and the right to vote any Restricted Securities.

2.   Leak-Out Provisions. Notwithstanding the restrictions set forth in Section 1(a), the Holder may Transfer Restricted Securities under each of the following circumstances.

(a) Commencing on the first Trading Day after the end of the Lock-Up Period and ending 60 days thereafter, , the Holder's sales of Restricted Shares on the open market on any single Trading Day shall not exceed a number of Restricted Securities equal to the product of (i) 10% of the trading volume of the Holdings Common Shares for the previous Trading Day, as reported by Bloomberg, times (ii) the ratio of the number of the Holder's Closing Date Securities, divided by the number of Closing Date Securities for all Holders.

(b) From and after the first day on which, subsequent to the Closing Date, the last reported sale price of Holdings Common Shares on Nasdaq equals or exceeds $2.29 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 10 Trading Days within any 30-Trading Day period, the Holder may Transfer, without restriction, up to 25% of the Restricted Securities held by the Holder on that date.

3.   Defined Terms.

(a) "*Affiliate*" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(b) "*Closing Date Securities*" means, for any Holder, the number of Restricted Securities received by that Holder pursuant to Section 1.6 or Section 2.2 of the Business Combination Agreement, including, for the avoidance of doubt, any Earnout Shares received during the Lock-Up Period.

(c) "*Family Member*" shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned's spouse, in each case living in the undersigned's household or whose principal residence is the undersigned's household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). "*Immediate family member*" as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

(d) "*Holder*" means, in addition to the undersigned, any Family Member or Affiliate.

(e) "*Trading Day*" means any day on which Holdings Common Shares are actually traded on Nasdaq (or the exchange on which Holdings Common Shares are then listed).

(f) "*Transfer*" shall mean the (i) sale of, offer to sell, contract or agreement to sell (including, for the avoidance of doubt, through a distribution in specie), lend, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, effect a short sale, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4.   Miscellaneous.

(a) Effective Date. This Agreement shall become effective upon the Closing on the Closing Date.

(b) Termination. This Agreement shall automatically terminate on the earlier of (i) the expiration of the Lock-Up Period and (ii) the termination of the Business Combination Agreement in accordance with its terms, and, in each case thereafter, all rights and obligations of the Parties hereunder shall be of no further force or effect.

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties. Any assignment without such consent shall be null and void; provided, that no such assignment shall relieve the assigning Party of its obligations hereunder.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions,

(i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(f) <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION .

(g) <u>Interpretation</u>. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words "without limitation"; (iii) the words "herein," "hereto," and "hereby" and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term "or" means "and/or". The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) <u>Notices</u>. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other "bounce-back"), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; <u>provided</u>, <u>however</u>, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other "bounce-back"); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Holdings, to:	*With a copy (which shall not constitute notice) to:*
Heidmar Maritime Holdings Corp	
Akti Miaouli 89	Seward & Kissel LLP
Piraeus	One Battery Park Plaza, New York, NY 10014
18538, Greece	Attn: Keith Billotti
Attn: Pankaj Khanna	Email:
Email:	

If to the Holder, to:

the address set forth under the Holder's name on
the signature page hereto.

(i) <u>Amendments and Waivers</u>. This Agreement may be amended, supplemented, modified or waived only by execution of a written instrument signed by each of the Parties. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) <u>Severability</u>. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) <u>Specific Performance</u>. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties further agree that each party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(l) <u>Entire Agreement</u>. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly superseded; *provided*, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of the Parties under any other agreement between the Holder and Holdings or any certificate or instrument executed by the Holder in favor of Holdings, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of the Parties under this Agreement.

(m) <u>Further Assurances</u>. From time to time, at another Party's request and without further consideration (but at the requesting Party's reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) <u>Counterparts; Facsimile</u>. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

<u>**Holdings**</u>

By: /s/ Pankaj Khanna

Name: Pankaj Khanna

Title: Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

<u>**Holder**</u>

Name of
Holder: Maistros Shipinvest Corp.

Signature: /s/ Foteini-Eleni Kokoretsi

Notice Information:

Address: Capital Building
                  3, Iassonos Street,
                  18537 Piraeus, Greece
                  Tel.
                  Fax.
Email: